October 21, 2011

Re:	Banco Bilbao Vizcaya Argentaria, S.A. Form 20-F for the year ended December 31, 2010 Filed April 1, 2011 File No. 001-10110

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Ms. Hayes:

Thank you for your letter dated September 28, 2011 setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC” or “Commission”) on the annual report on Form 20-F for the year ended December 31, 2010 (the “2010 Form 20-F”) of Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”, also referred to in this letter as the “Company” and “we”).

Our responses are set forth in Annex A hereto.  To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s September 28, 2011 comment letter in bold text.

In providing these responses, and in response to the Staff’s request, we hereby acknowledge that:

•	BBVA is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

1

•	BBVA may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would like to express our appreciation for your cooperation in these matters, and we are available to discuss any of our responses with you at your convenience.  In that connection, please do not hesitate to contact the undersigned in Madrid at 011-34-91-537-5928 or fax: 011-34-91-537-6766, or our counsel, Michael J. Willisch of Davis Polk & Wardwell LLP, at 011-34-91-768-9610 or fax: 011-34-91-768-9710.

Very truly yours, /s/ Eduardo Ávila Zaragoza
Eduardo Ávila Zaragoza Chief Accounting Officer

2

ANNEX A

Form 20-F for Fiscal Year Ended December 31, 2010
General

1.	We note that your January-June 2011 report is available on your website. Please tell us why you have not furnished it on Form 6-K.

Response:

We supplementally advise the Staff that such report was not furnished to the SEC in light of our then-pending submission of a Current Report on Form 6-K containing our full consolidated financial statements for such period. Such Current Report on Form 6-K was furnished to the SEC on October 14, 2011 and includes our consolidated financial statements as of June 30, 2011 and December 31, 2010 and for the six months ended June 30, 2011 and 2010, a discussion of our results of operations for the six months ended June 30, 2011 and other relevant information.

Item 3. Key Information, page 6
A. Selected Consolidated Financial Data, page 6

2.
Footnote 4 to your tabular disclosure on page 7 indicates that you include contingent liabilities in your measure of substandard loans and substandard loans as a percentage of total loans and receivables. Please revise future filings to address the following:

•
Disclose whether you include only outstanding substandard loans in the numerator, or if you include the relevant amount of substandard contingent liabilities as well. If the latter is true, please clarify your disclosure to indicate as such;

•
Disclose why you believe the inclusion of contingent liabilities, which are not outstanding as of the reporting date and are not included in the category “loans and advances to customers,” should be included in this measure as it appears to represent the percentage of your on balance sheet portfolio that is substandard; and

•
To the extent you believe it is meaningful to include contingent liabilities in this measure, please quantify the balance of contingent liabilities included in the denominator of this ratio and discuss the impact that the inclusion of such amounts has on your metrics.

Response:

We supplementally advise the Staff that we do not include contingent liabilities in our measure of substandard loans and substandard loans as a percentage of total loans and receivables.  However, we include contingent liabilities in the calculation of our Non-Performing Asset Ratio (NPA ratio).  We further advise the Staff that, while substandard contingent liabilities to customers are not outstanding as of the reporting date and are not included in the category “Loans and advances to customers”, we believe that they should be included in the calculation of our NPA ratio where we have reason to know, as of such date, that they are impaired. The credit risk associated with contingent liabilities (consisting mainly of financial guarantees provided to third-parties on behalf of our customers) is evaluated and provisioned according to the probability of default of our customers’ obligations. If substandard contingent liabilities were not included in the calculation of our NPA ratio, such ratio would generally be higher for the periods covered, amounting to 4.4%, 4.4%, 4.6%, 2.5% and 1.0% as of June 30, 2011 and December 31, 2010, 2009, 2008 and 2007, respectively.

To the extent NPA ratios are disclosed in future 20-F filings, in addition to describing the rationale for, and effects of, the inclusion of contingent liabilities in our calculations, we will include information similar to that included below on the components of the NPA ratio, updated as appropriate:

	As of June 30,	As of December 31,
Credit Quality Data Ratios	2011	2010	2009	2008	2007
	(in millions of euros, except percentages)
Non-Performing Asset Ratio (NPA ratio)(1)	4.0%	4.1%	4.3%	2.3%	1.0%
Substandard loans and advances to customers	15,515	15,361	15,197	8,437	3,358
Substandard contingent liabilities to customers	275	324	405	131	49
	15,790	15,685	15,602	8,568	3,408
Loans and advances to customers	355,526	348,253	332,162	342,682	320,310
Contingent liabilities to customers	35,854	35,816	32,614	35,952	36,859
	391,380	384,069	364,776	378,635	357,169

(1) Represents the sum of Substandard loans and advances to customers and Substandard contingent liabilities to customers divided by the sum of Loans and advances to customers and Contingent liabilities to customers.

Risks Relating to us, page 9
A substantial percentage of our customer base is particularly sensitive…, page 11

3.
We note your disclosure that lending to certain of your existing and targeted customers presents a higher degree of risk when compared with lending to other groups. In future filings, please quantify in the risk factor the portion of your loan portfolio that consists of “residential mortgages and consumer loans to middle- and lower middle-income customers” and “commercial loans to medium- and small-sized companies,” both individually and in the aggregate.

Response:

We acknowledge the Staff’s comment and we will quantify the relevant disclosure in future 20-F filings.

We may be subject to more stringent capital requirements …, page 14

4.
We note from your disclosure that the Spanish government has implemented the Royal-Decree Law 2/2011, which you describe “as part of a wider plan…for the strengthening of the financial sector.” You also state that the law “paves the way for good performance in the next EU stress tests as well as compliance with Basel III….” Please provide proposed disclosure to be included in future filings explaining why this law presents material risks to you. Additionally, in an appropriate section of your filing, please provide proposed disclosure that explains in greater detail how the law will achieve the results you describe in this risk factor. For example, specify whether the law imposes new capital requirements and clarify whether, and if so how, these requirements differ from the Basel III capital standards.

Response:

We acknowledge the Staff’s comment and we undertake to revise the risk factor in question as follows (the stricken language will be deleted from and the underlined language will be added to the risk factor), updated as appropriate:

“We may be subject to more stringent capital requirements and new restrictions on our operation and business.

The new Basel III capital standards will be phased in from January 1, 2013 until January 1, 2019. While t~~T~~he European transposition of these standards will be done through the CRD IV ~~after the summer of 2011~~ throughout 2012, ~~but~~ the Spanish Government ~~has~~ anticipated Basel III with the Royal-Decree Law 2/2011, of February 18 (“RD-L 2/2011”), as part of a wider plan of the Spanish Government for the strengthening of the financial sector by imposing stricter capital requirements. See “Item 4. Information on the Company— Supervision and Regulation—Capital Requirements”. There can be no assurance that the implementation of these new standards, or any other new regulation, will not adversely affect our ability to pay dividends, or require us to issue securities that qualify as regulatory capital or to liquidate assets or curtail business, which may have adverse effects on our business, financial condition and results of operations. Moreover, the implementation of these new standards, or any other new regulation in Spain, may affect our ability to compete with financial institutions based in other jurisdictions which do not need to comply with such new standards or regulation. Furthermore, the restructuring process of the Spanish banking sector triggered by RD -L 2/2011 may result in a more concentrated domestic market with increased competition.

~~This unexpected plan of the Spanish government is good news for the Spanish financial sector because it provides a clear roadmap for the continuation of the financial system restructuring, encouraging private capital participation and conversion into banks. It will also contribute to dispels market fears about the solvency of the Spanish financial market. Moreover new RD-L 2/2011 also paves the way for a good performance in the next EU stress tests (June) as well as compliance with Basel III, at least Basel III-2013 even if it requires as core capital a milder definition of what is considered in Basel III as common equity.~~

In addition, our operations may also be affected by other recent regulatory reforms in response to the financial crisis, including the enactment in the United States in July 2010 of the Dodd-Frank Act. Among other changes, beginning five years after enactment of the Dodd-Frank Act, the Federal Reserve Board will apply minimum capital requirements to U.S. intermediate bank holding company subsidiaries of non-U.S. banks. Although there remains uncertainty as to how regulatory implementation of this law will occur, various elements of the new law may cause changes that impact the profitability of our business activities and require that we change certain of our business practices, and could expose us to additional costs (including increased compliance costs). These changes may also cause us to invest significant management attention and resources to make any necessary changes.”

We supplementally advise the Staff that in future 20-F filings we will include the disclosure to the effect of the below, revised and updated as necessary, in the “Item 4. Information on the Company—Supervision and Regulation—Capital Requirements” section of our annual report (the stricken language will be deleted from and the underlined language will be added to such section):

“As part of a wider plan of the Spanish Government for the strengthening of the financial sector, the Royal Decree-Law 2/2011, of February 18 (“RD-L 2/2011”), ~~has~~ established ~~higher~~ new stricter minimum capital requirements for Spanish credit institutions, with a new ~~core~~ capital requirement (“capital principal”) for all credit institutions ~~up to~~ of a minimum of 8%. This ratio will be of 10% for those institutions that are not listed on an ~~Spanish~~ stock exchange, which have a small presence of private investors, and are dependent upon wholesale funding markets for over 20% of their assets, ~~–~~ since they have more limited access to the capital markets. Entities with capital shortages are forced to implement a strategy for closing the detected capital gap in 2011 . In the event of a failure to cover the capital needs through the market, the FROB (Fondo de Reestructuración Ordenada Bancaria) may act as a backstop, in compliance with the EU regulation on State Aid.

The entry into force of RD-L 2/2011 has opened up a new stage in the process of restructuring and strengthening of the Spanish savings banks. The focus throughout 2011 has been on recapitalizing institutions that need more capital and encouraging savings banks to merge or to transfer their financial activity to a bank to ease their access to capital markets and wholesale funding. These restructuring and recapitalization processes should ease compliance with Basel III, or at least Basel III-2013, even if some differences exist between the RD-L 2/2011 and the Basel III capital standards.

RD-L 2/2011’s “capital principal” is largely composed of similar items to those considered in the Basel III accord:, that is, capital instruments, share premiums, reserves, and minority interests. In addition, losses, intangibles, treasury stock and negative value adjustments are deducted in both definitions . The differences between the definitions set forth in RD-L 2/2011 and Basel III relate to the treatment of some deductions, such as regarding investments in financial institutions.

As shown below, we fulfilled the minimum capital requirements set forth by RD-L 2/2011 (i.e., 8%) as of December 31, 2010:

	Basel II	RD-L 2/2011
	Core Capital Ratio	“Capital Principal” ratio
December 2010	9.6%	9.5%

Events in Mexico could adversely affect our operations…, page 14

5.	Given the importance of your Mexican operations to your net income, please provide proposed disclosure that quantifies the delinquency rates for your mortgage and consumer loan portfolios in Mexico.

Response:

We acknowledge the Staff’s comment and we undertake to include disclosure similar to that included below, updated as appropriate, in future 20-F filings.

“As of December 31, 2008, 2009 and 2010, our mortgage loan portfolio delinquency rates in Mexico were 2.88%, 4.38% and 3.30%, respectively, and our consumer loan portfolio delinquency rates were 3.05%, 4.04% and 2.86%, respectively. As of June 30, 2011, our mortgage and our consumer loan portfolio delinquency rates were 3.99% and 2.44%, respectively.”

Risks Relating to Other Countries, page 17

6.
Please provide proposed disclosure to be included in future filings clarifying how your ownership interests in members of the CITIC Group present material risks. Additionally, please expand your disclosure by explaining to what specific risks you are exposed as a result of your business in Asia, including what laws and regulations could have a material adverse effect on you.

Response:

We acknowledge the Staff’s comment and undertake to revise the risk factor in question to make it more specific, as follows (the stricken language will be deleted from and the underlined language will be added to the risk factor), updated as appropriate:

“Our strategic growth in Asia exposes us to increased regulatory, economic and geopolitical risk relating to emerging markets in the region, particularly in China.

~~In 2008 and 2009, we further~~ Pursuant to certain transactions completed in the past few years (see Note 7 to our Consolidated Financial Statements), we increased our ownership interest in members of the CITIC Group, a Chinese banking group, by increasing our stake in CITIC International Financial Holdings Ltd (“CIFH”) to 29.7% and China CITIC Bank (“CNCB”) to 10.07% as of December 31, 2010. CIFH is a banking entity headquartered in Hong Kong and CNCB is a banking entity headquartered in China. ~~On December 3, 2009, we announced the exercise of the option to purchase 1,924,343,862 additional shares of CNCB. Furthermore, on April 1, 2010, after obtaining the corresponding authorizations, the purchase of an additional 4.93% of CNCB’s capital was finalized for €1,197 million. See “Item 4. Information on the Company — Business Overview — Wholesale Banking and Asset Management”.~~

As a result of our expansion into Asia, we are exposed to increased risks relating to emerging markets in the region, particularly in China. The Chinese government has exercised, and continues to exercise, significant influence over the Chinese economy.

Chinese governmental actions, including changes in laws or regulations or in the interpretation of existing laws or regulations, concerning the economy and state-owned enterprises, or otherwise affecting our activity, could have a significant effect on Chinese private sector entities in general, and on CIFH or CNCB in particular. Chinese authorities have recently implemented a series of monetary tightening and macro prudential policies to slow credit growth and to contain rises in real estate prices. These could undermine profitability in the banking sector generally and CIFH’s and CNCB’s respective profitability in particular. Our business in China may also be affected by the increased credit quality risks resulting from the recent increase in local government debt and financial stresses in smaller companies as their access to various forms of non-bank credit is tightened.

In addition, while we believe long term prospects in both China and Hong Kong are positive, particularly for the consumer finance market, near term risks are present from the impact of a slowdown in global growth, which could result in tighter financing conditions and could pose risks to credit quality.

~~We also are exposed to regulatory uncertainty and geopolitical risk as a result of the rest our investments in Asia. Changes in laws or regulations or in the interpretation of existing laws or regulations, whether caused by a change in government or otherwise, could adversely affect our investments. Moreover, Asian economies can be directly and negatively affected by adverse developments in other countries in the region and beyond.~~

Any of these developments could have a material adverse effect on our investments in China and Hong Kong ~~Asia~~ or the business, financial condition, results of operations and cash flows of the Group.”

Regulatory Risks, page 19

7.
We note that this risk factor refers only generally to legislative and regulatory steps taken in response to the global financial crisis; as a result, it is unclear from your discussion how such steps present material risks to the company. Please revise to clarify what specific regulatory changes, planned or current, directly affect the company (e.g., the “most significant concerns” that you cite) and to explain how such changes may result in material risk to you.

Response:

We acknowledge the Staff’s comment and we undertake to include in future 20-F filings to the extent applicable additional disclosure discussing the regulatory changes we expect to most significantly affect us. We would expect such disclosure to include the following, updated as appropriate:

“The regulatory changes which we currently expect to most significantly affect us include increased liquidity standards, increases in minimum capital requirements and further regulation of systemically important institutions, such as BBVA. We cannot predict if increased liquidity standards, if implemented, could require us to maintain a greater proportion of our assets in highly-liquid but lower-yielding financial instruments, which would negatively affect our net interest margin. Further, we cannot predict if increased minimum capital requirements could require us to raise additional capital in the capital markets, which could be expensive, and thereby negatively affect our net interest margin, or unavailable due to market conditions. Furthermore, increased capital requirements may negatively affect our return on equity and other financial performance indicators. Finally, we cannot predict if further regulation and supervision of systemically important institutions, such as BBVA, could involve, for example, higher solvency ratios given the higher level of interconnectedness of such entities and the greater impact any adverse event with respect to one of such entities could have on the broader banking system, which, in turn, could affect our profitability and other financial performance indicators. Moreover, regulatory fragmentation, with some countries bringing forward the application of Basel III requirements or increasing such requirements, could adversely affect a bank with global operations such as BBVA that could undermine our profitability.”

Item 4. Information on the Company, page 19
B. Business Overview, page 21

8.
We refer to your disclosure on page 11 of your Form 6-K filed on May 6, 2011, in which you state that on April 26, 2011 you “changed the management of [y]our business areas to focus on…Spain, Mexico, South America, the United States and Eurasia.” Please provide proposed disclosure that explains the rationale underlying your decision to change material components of your business segments. In particular, please ensure that your proposed disclosure clarifies why you have chosen to disaggregate the financial reporting of your Spain and Portugal operations and what role, if any, your acquisition of Garanti contributed to the decision to establish the new Eurasia segment.

Response:

We acknowledge the Staff’s comment and, in future 20-F filings, we will include introductory disclosure in the “Business Overview” section substantially as follows:

“Business Areas

For fiscal year 2011, we changed the management of our business areas mainly due to the integration of Garanti into the BBVA Group and a new management focus on geographical business areas, instead of a mix of geographical and business activities areas. We believe that, since the beginning of the financial crisis, the importance of geographical location of businesses in order to make a proper assessment of risks and a better estimate of future growth possibilities has become more evident.

We currently manage our business areas to focus on five geographical areas (Spain, Mexico, South America, the United States and Eurasia). The changes made in 2011 in respect of the criteria followed in 2010 to reflect the current composition of our business areas are summarized below:

•
In 2011, the integration of Garanti into BBVA resulted in the creation of a new geographical business area, Eurasia, which includes our investment in Garanti, our Asian operations, including our stake in CiticBank (CNCB), and our European business outside of Spain.

•
The operations of Spain and Portugal were disaggregated. The new Spain business segment excludes the Portuguese business (which is now included in Eurasia) mainly to separate activities in Spain and outside Spain, and includes the global activities related to wholesale banking and asset management which in 2010 we reported under our former Wholesale Banking and Asset Management (“WB&AM”) business area.

The business areas of Mexico, the U.S. and South America did not change.

In addition to these business areas, we continue to have a separate Corporate Activities area. This area handles our general management functions. These mainly consist of structural positions for interest rates associated with the euro balance sheet and exchange rates, together with liquidity management and shareholders’ funds. This area also books the costs from central units that have a strictly corporate function and makes allocations to corporate and miscellaneous provisions, such as early retirement and others of a corporate nature.”

Retail and Corporate Overview, page 26

9.
We note your disclosure that you have introduced a new mortgage loan product for people with variable income that will enable them to finance their home with monthly installments equivalent to the balances of their monthly savings. Please revise your future filings to discuss your underwriting policies and procedures for these loans and disclose whether you require a minimum loan to value. Discuss the weighted average loan to value for this portfolio and how you monitor the ongoing credit risk for these borrowers. Please specifically discuss how you consider the variability in income in assessing the related credit loss inherent in these loans.

Response:

We supplementally advise the Staff that the outstanding amount of this new mortgage loan product was immaterial as of December 31, 2010 (with a balance of over €0.5 million granted to 19 customers). We are currently performing a test trial of this product with a small number of potentially eligible clients who must demonstrate their level of savings capacity during a period of at least a year. The underwriting policies and procedures for granting these loans will be the same as for the rest of our loans. Accordingly, we will evaluate the customer creditworthiness (by comparing the monthly principal and interest payments associated with the proposed loan to the monthly income of the customer), evaluate the loan to value ratio and require financial guarantees or collaterals as appropriate, among other measures.

While we do not believe that increasing our disclosure regarding this product would be useful to investors at this stage, we undertake to provide disclosure similar to that provided above, updated as appropriate, in future 20-F filings if the outstanding amount of this mortgage loan product becomes material.

The United States, page 31
BBVA Compass Group, page 32

10.
We note your disclosure that the net attributable profit increased to €149 million (compared to a loss of €1,063 million in 2009, or a loss of €42 million without one-off charges, at constant exchange rates). Please revise your disclosure in future filings to clearly explain the nature and amount of “one-off” charges that you are excluding from the loss of €42 million.

Response:

We supplementally advise the Staff that the nature and amount of “one-off” charges excluded from the loss of €42 million were as indicated below:

For the year ended December 31, 2009
(In millions of euros)
Net attributable profit of the BBVA Compass	(1,063)
Impairment losses for goodwill (net of tax)	(705)
Write-off of impaired loans (net of tax)	(346)
Others effects	30
Subtotal	(1,021)
Net attributable profit of the BBVA Compass without the aforementioned losses	(42)

We acknowledge the Staff’s comment and, in future 20-F filings, we will revise our disclosure to eliminate references to non-GAAP measures, such as “one-off” charges. We would expect such revised disclosure to consist substantially of the following, updated as appropriate:

“For fiscal year 2010, the net attributable profit of the BBVA Compass Group amounted to €149 million. For fiscal year 2009, the net attributable profit of the BBVA Compass Group was a loss of €1,063 million mainly due to impairment losses for goodwill (€705 million, net of tax) and the write-off of impaired loans (€346 million, net of tax) as a result of the significant deterioration of economic and credit conditions in the states in which the Group operates in the United States.”

Dodd-Frank Act, page 45

11.	We note your disclosure regarding the impact of the Dodd-Frank Act on your operations. Please address the following:

•	Tell us whether you have conducted an analysis of what you believe the potential effects of the Volcker Rule will be on your operations and whether you believe it could have a material effect;

•	To the extent reasonably known, in future filings please quantify the amount of historical proprietary revenues which you believe could be subject to restrictions once the rulemaking is finalized; and

•
Please disclose whether you would be in compliance with the minimum capital requirements to be imposed on holding companies if the requirements were finalized at the level you currently expect them to be. If not, please discuss any potential plans for future compliance, if known, that could materially affect your operations.

Response:

We supplementally advise the Staff that we are currently evaluating the potential effects of the Volker Rule (as currently proposed) on us, including with respect to the proposed restrictions on proprietary trading. We undertake to the Staff that, if we determine, once rulemaking is finalized, that our historical proprietary revenues which become subject to the restrictions of the rule are material, we will disclose such fact and, to the extent reasonably available, the related revenues in future 20-F filings.

Further, we supplementally advise the Staff that, based on our current expectations regarding the minimum capital requirements to be imposed on U.S. intermediate bank holding company subsidiaries of non-U.S. bank holding companies, we expect all of our U.S. intermediate bank holding companies to be in compliance with such requirements.

Item E. Selected Statistical Information, page 47
Substandard Loans, page 61

12.
We note that the total amount of substandard loans increased for the fiscal year ended December 31, 2010 and that such loans have increased significantly since the fiscal year ended December 31, 2008. We also note your disclosure on page 62 that newly originated loans in 2010 “had a lower incurred loss due to better credit quality (lower risk) compared to the loan portfolio in 2009 and 2008.” Please provide proposed disclosure to be included in future filings clarifying how you ensured improved credit quality with respect to loans made in 2010. For example, explain whether changes in underwriting procedures have resulted in credit risk mitigation, and if so, how.

Response:

We acknowledge the Staff’s comment and we undertake to include disclosure to the effect of the below, revised and updated as appropriate, in future 20-F filings:

“Our credit quality in 2010 has been improved with respect to the quality of loans made in previous years due to the implementation of changes in our underwriting and credit risk policies and procedures, consisting mainly of the following:

•
We have enhanced our credit quality requirements for new loan generation by applying stricter metrics to new transactions with customers based on their creditworthiness (for example, by lowering the maximum acceptable percentage which monthly principal and interest payments associated with a proposed new loan may represent of the monthly income of the relevant customer), by requiring better financial guarantees or collateral coverage and by lowering our maximum acceptable loan to value ratio (i.e. by requiring more collateral per unit of lending), among other measures.

•
We have focused our efforts on a mix of customers and business sectors with lower credit risk and have reduced our real estate exposure mainly by decreasing new loan generation, mainly in Spain, and improving loan recovery in the real estate sector, both through improved mortgage recovery and as a result of a significant increase in the practice of delivering real estate assets in lieu of payment in discharge of impaired loans.”

Potential Problem Loans, page 62

13.
We note your disclosure herein and within Note 7.6 to the Consolidated Financial Statements. Please tell us and revise future filings to address the following with regard to your potential problem loan disclosure:

•	Please provide disclosures for all potential problem loans for all portfolios, both originated in Spain and originated outside of Spain. Refer to instruction 2 of Item IV(C) of Industry Guide 3;

Response:

We supplementally advise the Staff that we believe that there were no material “Potential problem loans” (as such term is defined in instruction 2 of Item III(C) of Industry Guide 3) as of December 31, 2010 other than those related to our exposure to the domestic real estate and construction sector in Spain and, accordingly, supplemental disclosure only on potential problem loans in Spain was provided in our 2010 Form 20-F in Note 7.6 to our Consolidated Financial Statements.

•	Disclose the criteria you utilize to identify potential problem loans, including the credit quality factors assessed, and how you assess the likelihood of loss on such loans;

Response:

We acknowledge the Staff’s comment and we undertake to include disclosure to the effect of the below, revised and updated as necessary, in future 20-F filings.

“The identification of “Potential problem loans” is based on the analysis of historical delinquency rates trends, categorized by products/clients and geographical locations. This analysis is focused on the identification of portfolios with delinquency rates higher than our average delinquency rates. Once these portfolios are identified, we segregate such portfolios into groups with similar characteristics based on the activities to which they are related, geographical location, type of collateral, solvency of the client and loan to value ratio.

The delinquency rate in our domestic real estate and construction portfolio was 16.8% as of December 31, 2010, substantially higher than the average delinquency rate for all of our domestic activities (5.1%) and the average delinquency rate for all of our consolidated activities (4.2%) as of such date. Within such portfolio, construction loans and property development loans (which exclude mainly infrastructure and civil construction) had a delinquency rate of 21.3% as of such date. Given such delinquency rate, we performed an analysis in order to define the level of loan provisions attributable to these loan portfolios (see Note 2.2.1.b to our Consolidated Financial Statements). The table below sets forth additional information on our “Potential problem loans” and domestic substandard loans as of December 31, 2010:

	Book Value	Allowance for Loan Losses	% of Loans in Each Category to Total Loans to Customers
	(in millions of euros, except percentages)
Domestic(1)
Substandard loans	3,543	893	1.02%
Potential problem loans	2,381	331	0.68%

(1)	Potential problem loans outside of Spain as of December 31, 2010 were not significant.”

•
In Note 7.6, reconcile your exposure to the construction and real estate activities in Spain of €31.7 billion to your risk from loans to the construction sector and real estate activities of €16.6 billion as of December 31, 2010. Clarify if this exposure includes undisbursed amounts; and

Response:

We supplementally advise the Staff that the €31.7 billion balance relates to our exposure (excluding undisbursed amounts) to customers forming part of the construction or real estate industry in Spain in accordance with the official Spanish industry classification. On the other hand, the €16.6 billion balance corresponds to loans granted to customers in Spain for the development of real estate and housing construction, and mainly differs from the foregoing in that it does not include infrastructure and civil construction. We confirm to the Staff that we will include clarifying disclosure about the differences between these two portfolios in future 20-F filings.

•	In Note 7.6, clarify whether your €80 billion in retail mortgage portfolio risk as of December 31, 2010 is reflected within Domestic loans to individuals on page 58.

Response:

We confirm to the Staff that our €80 billion in retail mortgage portfolio risk as of December 31, 2010 is reflected within Domestic loans to individuals on page 58, constituting the main component of the €91.7 billion balance labeled as “Loans by type of customer - Loans to individuals”. The remaining balance corresponds mainly to consumer loans. We confirm to the Staff that we will include clarifying language to this effect in future 20-F filings.

Item 5. Operating and Financial Review and Prospects, page 70
BBVA Group Results of Operations for 2010 Compared to 2009, page 77

Fee and Commission Income, page 79

14.
Please revise your disclosure in future filings to more clearly describe the nature of your fee and commission income, and in your disclosure, specifically address collection and payment services income and securities services income.

Response:

We acknowledge the Staff’s comment and we confirm that we will provide additional information on our “Fee and commission income” in future 20-F filings by indicating the nature of our fees and commissions as included in the table below. In addition, we undertake to include textual disclosure describing the most significant variations in the components of our “Fee and commission income”.

	For the year ended December 31,
Fee and Commission Income	2010	2009	Change
	(In millions of euros)		(In %)
Commitment fees	133	97	37.1
Contingent liabilities	282	260	8.5
Letters of credit	45	42	7.1
Bank and other guarantees	237	218	8.7
Arising from exchange of foreign currencies and banknotes	19	14	35.7
Collection and payment services income	2,500	2,572	(2.8)
Bills receivable	60	77	(22.1)
Current accounts	402	229	75.5
Credit and debit cards	1,384	1,386	(0.1)
Checks	263	453	(41.9)
Transfers and others payment orders	274	274	0.0
Rest	117	153	(23.5)
Securities services income	1,651	1,636	0.9
Securities underwriting	64	74	(13.5)
Securities dealing	181	188	(3.7)
Custody securities	357	304	17.4
Investment and pension funds	898	916	(2.0)
Rest assets management	151	155	(2.6)
Counseling on and management of one-off transactions	11	7	57.1
Financial and similar counseling services	60	43	39.5
Factoring transactions	29	27	7.4
Non-banking financial products sales	102	83	22.9
Other fees and commissions	595	565	5.3
Fee and commission income	5,382	5,305	1.5

Results of Operations by Business Areas for 2010 Compared to 2009, page 88 Spain and Portugal, page 88

Impairment on Financial Assets (net), page 89

15.
We note your disclosure here that your domestic impairment provisions decreased 30.9% while your non-performing asset ratio remained relatively stable. We further note on page 61 that your level of substandard assets have not materially changed during the period and that on page 60 you disclose that domestic charge-offs have increased substantially. Please revise your future filings to explain in more detail the reasons why your provision is decreasing but certain of your credit trends are the same or worsening. Discuss the impact that the level of charge-offs has had on your substandard loans, the changes in the level of collateralization on these loans, and how you have considered these credit trends in determining the appropriate amount of provision for impairment.

Response:

We supplementally advise the Staff that our “charge-offs” consist of (i) our estimate of incurred losses determined collectively in performing loans and (ii) incurred losses in impaired loans (see Note 2.2.1.b to our Consolidated Financial Statements). Charge- offs in our domestic portfolio grew significantly in 2009 compared with 2008 principally due to the significant jump in the domestic Non Performing Assets ratio (NPA ratio) in 2009 (5.1% as of December 31, 2009, up from 2.6% as of December 31, 2008). As the NPA ratio increased significantly in 2009, we recorded correspondingly high charge-offs during such year.

We further advise the Staff that charge-offs in our domestic portfolio declined by 30.9% in 2010 compared with 2009. Although credit conditions generally worsened in Spain during the year (including as a result of the continuous decrease in value of domestic real estate collaterals), our charge-offs related to our domestic portfolio declined during the year for several reasons. First, the base for estimating incurred losses determined collectively in performing loans remained relatively stable compared with 2009 (growing by 0.6%). Second, the domestic NPA ratio declined modestly during 2010 (5.0% as of December 31, 2010 compared with 5.1% as of December 31, 2009), following the significant jump in the domestic NPA ratio in 2009, which resulted in fewer charge - offs being required in respect of incurred losses in impaired loans. Finally, our new credit quality requirements implemented in 2010 (see our response to Staff comment 12) both improved our recovery rates and, by focusing on products with lower risk, our product mix, resulting in a significantly lower level of domestic charge-offs for 2010 compared with 2009.

We acknowledge the Staff’s comment and we undertake to include disclosure to the effect of the foregoing, revised and updated as necessary, in future 20-F filings.

D. Trend Information, page 112

16.
We refer to your disclosure in the first paragraph under this section and note your reference to consumer protection rules and the Value Added Tax regime for banks. It is unclear from your existing disclosure whether you view local preferences or regulations within the European Union as a trend that could materially impact the company, through the dissuasion of consolidation transactions or otherwise. Please provide proposed disclosure clarifying what trends you see with regard to these issues and what the resultant impact could be on the company, if material.

Response:

We acknowledge the Staff’s comment and we undertake to include in future 20-F filings, to the extent applicable, additional disclosure clarifying the trends we expect to most significantly affect us. Based on our current expectations, we would expect our disclosure on regulations within the European Union to include the following:

“The new Value Added Tax regime for banks is consistent with a more general trend of increasing pressure on financial systems. Within the Euro Area, several countries are imposing new taxes on the financial industry, such as bank levies, financial activity taxes or financial transactions taxes. Differing tax regimes could set incentives for banks to operate, or transactions to take place, in those geographies where the tax pressure is lower. The implementation of new regulations in countries where we operate which results in increased tax pressure, or our inability to operate in geographies where the tax pressure is lower, could have a material impact on our profitability.

Regarding consumer protection rules, initiatives such as the expected MIFID Directive or the EU Commission consultation on the legislative steps for the Packaged Retail Investment Products (PRIPs) proposal could entail significant costs for our operations. In addition, it is unclear whether these initiatives will be applied equally across European countries, and differences in the implementation of these initiatives could affect the level-playing-field in the industry.”

F. Tabular Disclosure of Contractual Obligations, page 114

17.
We note that you have not included some of your long-term obligations within the contractual obligations table. For example, it would appear that your insurance contract liabilities of €8.03 billion and pension liabilities of €8.08 billion represent future cash obligations. We believe the inclusion of these liabilities in the contractual obligation table will provide investors increased disclosure of your liquidity. As such, please revise your contractual obligation table in future filings to include the expected settlement of your insurance and pension contracts.

Response:

We acknowledge the Staff’s comment and in future 20-F filings we will provide tabular disclosures for our pension and insurance contractual obligations similar to the disclosure included below, revised and updated as necessary:

“Our consolidated commitments as of December 31, 2010 based on when they are due and, for pension and insurance commitments, in accordance with actuarial estimates, were as follows:

	Less Than	One to Three	Three to Five	Over Five
	One Year	Years	Years	Years	Total
		(In millions of euros)
Senior debt	23,462	8,938	33,969	15,843	82,212
Subordinated debt	788	948	1,784	13,251	16,771
Capital lease obligations	—	—	—	—	—
Operating lease obligations	144	71	29	89	333
Purchase obligations	26	—	—	—	26
Post-employment benefits (1)	876	1,595	1,408	2,536	6,415
Insurance commitments	1,885	1,884	1,236	3,027	8,033
Total (2)
	27,182	13,436	38,427	34,746	113,790

(1)
Represents the Group’s estimated aggregate amounts for pension commitments in defined-benefit plans and other post-employment commitments (such as early retirement and welfare benefits) for the next ten years, based on certain actuarial assumptions and an annual discount rate. Post-employment benefits are detailed in Note 26.2 to the Consolidated Financial Statements.

(2)
Interest to be paid is not included. The majority of the senior and subordinated debt was issued at variable rates. The financial cost of such issuances for 2010, 2009 and 2008 is detailed in Note 39.2 to the Consolidated Financial Statements.”

Item 11 . Quantitative and Qualitative Disclosures about Market Risk, page 152 Market Risk in Trading Portfolio in 2010, page 153

18.
We note your disclosures herein and within Note 7.2 to the Consolidated Financial Statements regarding your VaR calculation. We also note your disclosure on page F-64 that validity tests are performed on your risk measurement models, which appears to include backtesting and stress testing on your VaR model. Please revise your disclosure in future filings to address the following regarding your VaR model:

•	Discuss the rationale of the diversification effect and how it is calculated, including how it differs from vega and correlation risk;

Response:

We acknowledge the Staff’s comment and we undertake to include disclosure similar to that included below as a footnote to the tables included on pages 154 and F-65 in future 20-F filings, updated as appropriate:

“The diversification effect is defined as the difference between the sum of the risk measures of stand-alone risks and the risk measure of all risks taken together (the latter of which implicitly reflects the correlation between such stand-alone risks).”

We supplementally advise the Staff that, as indicated on page 153 of our 2010 Form 20-F, “vega risk” represents the potential loss caused by movements in implied volatilities affecting the value of options. Vega (equities, interest rate and exchange rate) risk VaR is estimated by analyzing implied volatility surfaces with observed changes in the implied volatilities of equity, interest rate and exchange rate options.

We further supplementally advise the Staff that, as indicated on page 153 of our 2010 Form 20-F, “correlation risk” represents the potential loss caused by a disparity between the estimated and actual correlation between two assets, currencies, derivatives, instruments or markets.

•	Disclose the number of factors you utilize when calculating VaR;

Response:

We acknowledge the Staff’s comment and we undertake to include disclosure similar to that included below in future 20-F filings, updated as appropriate:

“The number of risk factors currently used to measure the portfolio risk is approximately 2,200, although this number is dynamic and varies depending on the possibility of doing business in new underlying assets and/or markets.”

•	Describe the stress scenarios you utilize in your testing; and

Response:

We acknowledge the Staff’s comments and we undertake to include disclosure similar to that included below in future 20-F filings, updated as appropriate:

“We perform stress testing based on historical and economic crisis scenarios drawn up by our Economic Research Department. Additional information on such scenarios is set forth below:

o	Historical scenarios: The referential historical scenarios are September 11, 2011 and the demise of Lehman in 2008.

o
Economic crisis scenarios: The referential economic crisis scenarios are updated on a monthly basis. The decision regarding which scenarios are taken into consideration is made by our Market Stress Committee while our Economic Research Department participates actively through the identification of potential economic crisis scenarios. The final objective of the Committee is to identify the most significant market risk positions for each of the Group’s treasury desks by evaluating the impact of potential changes in their risk drivers. Economic crisis stress scenarios are designed individually for each of the Group’s treasury desks considering its respective market risk positions. Accordingly, there is no group level “economic crisis scenario” and the results of the tests cannot be aggregated.”

•	Expand upon your backtesting disclosures on page 155 by addressing the following:

o	State the number of times that your trading losses exceeded daily VaR during each of the periods presented;

Based upon the graph on page 155, it appears that you exceeded daily VaR only once during 2010. Given that your 99% confidence interval implies that daily trading losses should exceed the estimated VaR approximately 1% of the time, or about three business days out of a year, please tell us about any work you performed to validate the appropriateness of your model in light of the fact that it does not appear to be performing as statistically predicted; and

o	Address any changes you made, or plan to make, to your VaR methodology or assumptions during the periods presented.

Refer to Item 305(a)(iii)(C) of Regulation S-K.

Response:

We acknowledge the Staff’s comments and we undertake to include disclosure similar to that included below in future 20-F filings, updated as appropriate:

“From January 1 to December 31, 2010, the number of times that our trading losses exceeded daily VaR was two. We believe that this number does not compromise the validity of the model we use due to the fact that it is within the limits established by Basel for the use of this model. No significant change has been performed either in the measurement methodologies used or in the parameterization of the current measurement model throughout the reported periods and we currently do not expect to make any changes thereto.”

Credit Risk Management, page 161
Mitigation of credit risk, collateral and other credit enhancements…, page 163

19.
Please revise your disclosures in future filings to clarify the nature of loans included in the line item “rest of residential mortgages” in the tables on pages 164 and 168. If this line item includes second liens, please address the following:

•	Quantify the amount of second lien loans included in this line item and provide disclosure of the amounts past due related to such loans;

•
Discuss any material differences in the amount of past due loans, levels of impairment and levels of charge-off trends related to your first lien mortgages and your second lien mortgages, and why you believe these trends are occurring;

•
Disclose the amount of second liens you hold where you also hold or service the first lien. Please also discuss how you consider differences in the availability of information (or lack thereof) in your determination of impairment for these types of loans;

•
Describe the terms of the home equity loans in more detail. For example, tell us how long the draw periods are for the loans and provide more quantitative data on when the loans convert to amortizing and whether any of these loans are not yet amortizing; and

•	Disclose the loss severity related to your second liens when you determine that the loans, or a portion thereof, should be written off.

Response:

We acknowledge the Staff’s comment and, in future 20-F filings, we will include clarifying footnotes similar to those included below to the relevant tables in connection with these line items.

With respect to “Rest of mortgages” in the table on page 164:

“Refers to real estate loans which are secured by properties (other than residential properties) in respect of which we provide financing to the borrower to buy or to construct such properties.”

With respect to “Rest of residential mortgages” in the table on page 168:

“Refers to residential real estate loans which are secured by properties (other than those currently used as the family residential property of the borrower) and to loans through which we provide financing to a borrower to construct residential properties until such properties are finished and sold.”

We supplementally advise the Staff that, as of December 31, 2010, the amount of second liens in our mortgage loan portfolio was not material (representing less than 2% of our consolidated mortgage loan portfolio as of such date) . The information set forth in the tables on pages 164 and 168 includes such second liens, which are classified based on the type of collateral they represent. Given that the amount of second liens in our mortgages loans portfolio is not material, we do not believe that enhancing our disclosure regarding such liens would be useful to investors.

Impaired assets and impairment losses, page 167

20.	We note your disclosure on page 168 of €9.138 billion in recoveries related to impaired financial assets and contingent liabilities during 2010. Please revise your disclosure in future filings to discuss the reason for the increase in your recoveries on entries rate from 38% in 2009 to 69% in 2010.

Response:

We acknowledge the Staff’s comment and undertake to include disclosure similar to that included below, updated as appropriate, in future 20-F filings:

“The increase in our recoveries on entries rate from 38% in 2009 to 69% in 2010 was mainly attributable to the following factors:

•	We started a new department in each business area focused on recoveries of substandard loans.

•
The average mortgage auction term is 12 - 18 months. Accordingly, there is a delay between the recognition of an impaired loan secured by a mortgage and the related mortgage recovery. In 2009/2010 we started the foreclosure sale processes related to our impaired loans secured by mortgages recognized as such in 2008. Proceeds from foreclosed assets amounted to €555 million in 2010, compared to €66 million in 2009.

•
There has been a significant increase in the practice of delivering real estate assets in lieu of payment in discharge of impaired loans from €455 million in 2009 to €1,350 million in 2010 due to the current economic situation mainly in Spain.”

21.
We note your disclosure on page 169 of €847 million in recoveries during 2010 related to impaired financial assets written off that you describe as “other causes.” Please revise your disclosure in future filings to clarify the nature of these other causes that give rise to a recovery on previously written off financial assets, and explain the reason for the increase in such recoveries by 145% in 2010.

Response:

We acknowledge the Staff’s comment and supplementally advise the Staff that the other causes that gave rise to a decrease on previously written off financial assets consisted mainly of debt forgiven by BBVA and debt barred by statutes of limitation. We further advise the Staff that we will include disclosure similar to that included below, updated as appropriate, in future 20-F filings:

	December 31,
	2010	2009
Changes in Written-Off	(In millions of euros)
Balance at the beginning of year	9,834	6,872
Increase:	4,788	3,880
Decrease:	(1,447)	(1,172)
Re-financing or restructuring	(1)	(1)
Cash recovery	(253)	(187)
Foreclosed assets	(5)	(48)

Sales of written-off	(342)	(590)
Other causes:	(847)	(347)
Debt forgiveness	(217)	(114)
Debt barred by statutes of limitation	(630)	(232)
Net exchange differences	193	253
Balance at the end	13,367	9,834

We supplementally advise the Staff that the 145% increase under the heading “Decrease - Other causes” in 2010 was mainly the result of our revision of our written-off loan portfolio, as a result of which part of such loan portfolio was reclassified as “remote recovery” according to the strict criteria used for debt barred by statutes of limitation.

Item 19. Exhibits, page 182

22.
Refer to Item 19 of Form 20-F. It appears that you have not filed any material contracts. Please tell us why, or file them promptly. Furthermore, please specifically provide the basis for your determination that you are not required to file the purchase and acquisition agreements that you describe on pages F-43 and F-44. If you have already filed all exhibits covered by Item 19 of Form 20-F, please revise your exhibit index in future filings accordingly.

Response:

We supplementally advise the Staff that we have further analyzed our contracts in light of the Staff’s comment. Except as discussed below, we have concluded that none of such contracts is required to be filed as an exhibit to our 2010 Form 20-F. We confirm to the Staff that we have considered the materiality of the purchase and acquisition agreements described on pages F-43 and F-44 of the 2010 Form 20-F and have concluded that, except as discussed below, none of such contracts is material on a quantitative or qualitative basis. In reaching such conclusion, we have considered a variety of factors, including those set forth in Staff Accounting Bulletin No. 99.

We acknowledge, however, that the agreements for the acquisition of an interest in Turkiye Garanti Bankasi, AS could be considered material agreements required to be filed as exhibits to our 2010 Form 20-F. We supplementally advise the Staff, however, that all of the material terms of such agreements are disclosed in a Current Report on Form 6-K furnished by us to the SEC on November 2, 2010.

Consolidated Financial Statements, page F-1

Consolidated Statements of Cash Flows, page F-10

23.
We note that you classify changes in available-for-sale financial assets and financial liabilities at amortized cost as operating cash flows. Please tell us how you concluded it was appropriate to classify these items as operating cash flows. Discuss the nature of these items in additional detail and tell us how these instruments are used in your operations. Refer to paragraphs 16-17 of IAS 7.

Response:

We supplementally advise the Staff that we consider cash flows and the management of financial instruments composing “Available for sale financial assets” and most of the components of “Financial liabilities at amortized cost” as part of our core business as a financial institution focused on retail banking activities and therefore we believe such items meet the requirements set forth in paragraph 14 of IAS 7 in order to be considered “Cash flows from operating activities” (primarily derived from our principal revenue-producing activities).

We further advise the Staff that:

•
The main component of the heading “Available for sale financial assets” is our portfolio of fixed income securities, one of the main instruments we use to manage structural risks of our balance sheet, such as interest rate risk and liquidity risk. The trading of “Available for sale financial assets” has contributed a significant portion of our net operating income in recent years (see Note 44 to our Consolidated Financial Statements).

•
Under the heading “Financial liabilities at amortized cost” we include cash flows from short term “Deposits from Central Banks”, “Deposits from credit institutions” and “Deposits from customers”. However, “Financial liabilities at amortized cost – Subordinated liabilities” are included in “Cash flows from financing activities”, as we consider the management of these liabilities as part of our long term financing strategy in accordance with paragraph 17 of IAS 7.

The main impacts of these financial instruments in our income statement are registered in the “Net interest income” and “Net gains (losses) on financial assets and liabilities” captions as we consider them recurring, essential components of our “Net operating income”.

Notes to the Consolidated Financial Statements, page F-12

2.2.1. Financial Instruments, page F-16

Definition of Impaired Financial Assets, page F-19

24.
You disclose that when the recovery of any recognized amount is considered to be remote, this amount is removed from your balance sheet. Please revise your disclosure in future filings to clarify the factors you consider in concluding recovery is remote and unrecoverable amounts should be written off. Clarify whether you have an established policy to write off loans when they reach a specified number of days past due, and if so, disclose whether such policy differs by financial asset or loan type.

Response:

We supplementally advise the Staff that we will include disclosure similar to that included below, updated as appropriate, in future 20-F filings:

“We assess the evolution of recognized amounts individually, in the case of significant financial assets and for assets which are not susceptible to being classified in homogeneous groups of instruments with similar risk characteristics, or collectively, in the case of smaller financial assets susceptible to being classified in homogeneous groups.

According to our established policy, the recovery of a recognized amount is considered to be remote and, therefore, removed from our consolidated balance sheet in the following cases:

•	Any loan (except for those carrying an effective guarantee) of a company in bankruptcy and/or in the last phases of an administrative receivership (concurso de acreedores), and

•	Financial assets (bonds, obligations, etc.) whose issuer’s solvency capability has been downgraded in an irrevocable way.

Additionally, loans classified as substandard secured loans are written off within a maximum period of four years from their due date, while substandard unsecured loans (such as commercial and consumer loans, credit cards, etc.) are written off within two years from their due date.”

2.2.2. Transfers and Derecognition of Financial Assets and Liabilities, page F-23

25.
You disclose on page F-24 that if substantially all the risks and benefits associated with the transferred financial asset are retained, a financial liability is recognized at the amount of compensation received, which is subsequently measured at amortized cost. Additionally, you disclose that as these liabilities do not constitute a current obligation, when measuring such a financial liability you deduct those financial instruments that you own which constitute financing for the entity to which the financial assets have been transferred, to the extent that these instruments are deemed to specifically finance the assets transferred. Please tell us whether you have the intent and contractual ability to offset these amounts. If not, please tell us how you considered paragraph 36 of IAS 39 when concluding that the liability should be offset by the amount of financing provided.

Response:

We supplementally advise the Staff that we do not believe that these transfers raise offsetting issues, as they relate to intragroup transactions among consolidated entities of the BBVA Group, with no involvement of third parties or external counterparties. In future 20- F filings, we will include disclosure similar to that included below, updated as appropriate, in light of the Staff’s comment:

“In respect of securitizations where the risks and benefits of transferred assets are substantially retained by the BBVA Group, we deduct from the financial liability recognized (securitization bonds) the part that has been purchased by other consolidated entities. We apply the derecognition rules for financial liabilities set forth in IAS 39 paragraphs 39-42. In particular, paragraph 42 states that “if an entity repurchased a part of a financial liability, the entity shall allocate the previous carrying amount of the financial liability between the part that continues to be recognized and the part that is derecognized based on the relative fair values of those parts on the date of the repurchase”.”

2.2.3. Financial Guarantees, page F-25

26.
Please tell us whether you account for your financial guarantees at fair value, and if not, please provide us with your accounting analysis and reference the literature upon which you relied for each product for which you provide a financial guarantee. Additionally, please revise your disclosure in future filings to more clearly describe the nature and amount of your payment protection insurance and guaranteed mutual fund products issued that you reference on page 24, as well as your guaranteed equity and fixed income funds that you reference on page 35, including whether you provide the guarantee for each of those products. Clarify whether the payment protection insurance is sold to borrowers within your own mortgage portfolio or to borrowers who have obtained mortgages from a third party and how this may affect your determination of the value of these policies.

Response:

We supplementally advise the Staff that, pursuant to IAS 39, we initially recognize financial guarantees provided on the liability side of the consolidated balance sheet at fair value, which is generally the present value of the fees, commissions and interest receivable from these contracts over the term thereof, and we simultaneously recognize a credit on the asset side of the consolidated balance sheet for the amount of the fees and commissions received at the inception of the transactions and the amounts receivable at the present value of the fees, commissions and interest outstanding.

In respect of our reference on page 24 to our payment protection insurance products, we supplementally advise the Staff that such products provide consumer or mortgage payment protection in case of loss of life or disability (but not under other circumstances such as unemployment or job-related disease). These insurance products are granted by our insurance subsidiary to borrowers within our own consumer and mortgage portfolio in accordance with underwriting policies and procedures that are different from those considered when providing the related loans.

In respect of our reference on pages 24 and 35 to our guaranteed funds, we supplementally advise the Staff that our guaranteed fund products relate mainly to mutual funds in respect of which the return of principal (rather than the yield) is guaranteed by means of a deposit and a derivative contract entered into by us, both of which are recognized on our balance sheet.

We acknowledge the Staff’s comment and in any future 20-F filings where reference is made to these products we will include disclosure to the effect of the above, updated as appropriate, in light of the Staff’s comment.

2.2.8. Intangible Inventories, page F-28

Goodwill, page F-28

27.
Please clarify your disclosure on page F-29 where you state that in the event the noncontrolling interests are not valued at fair value, the deterioration of goodwill attributable to minority interest will be recognized but subsequently state that no impairment of goodwill attributable to the minority interests may be recognized, and revise your disclosure in future filings as appropriate.

Response:

We acknowledge the Staff’s comment and supplementally advise the Staff that the wording on page F -29 was inaccurate and that, in future 20 -F filings, we will include revised disclosure similar to that included below, updated as appropriate, in light of the Staff’s comment:

“In the event the non-controlling interests are valued at fair value, the deterioration of goodwill attributable to minority interests will be recognized. In any case, an impairment loss recognized for goodwill shall not be reversed in a subsequent period.”

We supplementally advise the Staff that, as of and for the years ended December 31, 2010, 2009 and 2008, none of our non-controlling interests met the requirements to be accounted for under this criteria.

2.2.9. Insurance and Reinsurance Contracts, page F-29

28.
Please tell us and revise future filings to disclose which generally accepted accounting principles (e.g. Spanish, U.S., etc.) you look to in developing your accounting policy for your insurance activities. Please ensure your response addresses how this developed policy complies with the guidance and principles outlined in paragraphs 10-12 of IAS 8 and paragraph 14 of IFRS 4. Additionally, if the accounting principles that you utilize for insurance accounting are not the same as US GAAP, please tell us why such difference is excluded from your reconciliation in Note 60.

Response:

We acknowledge the Staff’s comment and, in future 20-F filings, we will include disclosure similar to that included below, updated as appropriate, in light of the Staff’s comment:

“We apply IFRS 4 in connection with the insurance contracts issued by the Group.”

We supplementally advise the Staff that IFRS 4 allows the grandfathering of insurance accounting principles set forth by an entity’s current national GAAP (i.e., in our case, Spanish GAAP). In addition, according to the paragraph 14 of IFRS 4, we apply the criteria set forth in paragraphs 10-12 of IAS 8 (such as the liability adequacy test, the inability to offset reinsurance/insurance transactions or to recognize a liability for possible future claims, among others).

We supplementally advise the Staff that we analyzed the differences between IFRS 4 and the relevant U.S. GAAP principles and we have concluded that these differences would not result in a material adjustment having to be made to our shareholders’ equity or our net income under U.S. GAAP and information disclosures considering the weight of our insurance business in the Consolidated Financial Statements. Therefore, such difference has been excluded from our reconciliation in Note 60 to our Consolidated Financial Statements.

6. Basis and Methodology for Segment Reporting, page F-47

29.
We note your disclosure that capital at risk (CaR) makes it easier to compare profitability, and CaR is calculated in a way that is standard and integrated for all kinds of risks and for each operation, balance or risk position, allowing its risk-adjusted return to be assessed and an aggregate to be calculated for the return by client, product, segment, unit or business area. Based on this disclosure, it appears that you may use a measure of allocated capital in allocating resources to and assessing the performance of your segments. Please revise your future filings to disclose this measure. Additionally, please revise your disclosure in future filings to separately disclose revenue by product and service type. Refer to paragraph 32 of IFRS 8.

Response:

We supplementally advise the Staff that we use a measure of allocated capital in allocating resources to and assessing the performance of our segments. We acknowledge the Staff’s comment and, in future 20-F filings, we will include disclosure similar to that shown below, updated as appropriate, in light of the Staff’s comment:

As of June 30, 2011 and 2010, respectively, the breakdown of allocated capital by business segment was as follows:

	As of June 30, 2011	As of June 30, 2010
	(in millions of euros)
Spain	9,416	9,564
Eurasia	4,307	2,682
Mexico	4,099	3,451
United States	2,815	3,340
South America	2,577	2,514
Subtotal	23,214	21,551
Corporate Activities	(23,214)	(21,551)

In addition, we supplementally advise the Staff that we have included information on our revenue by product and service type, following the requirements of paragraph 32 of IFRS 8, in Notes 39.1, 40, 42, 44 and 45 to our Consolidated Financial Statements.

7.1. Credit Risk, p. F-54
Sovereign risk exposure, page F-59

30.
We note your disclosure of sovereign risk exposure to the sovereign entities of Spain, Mexico, Italy, Portugal, Greece, and Ireland. Please revise your disclosure in future filings to also address the following:

•	Quantify your derivatives exposure (trading and hedging) to each of these sovereign entities on a gross and net basis, including any credit derivatives purchased or sold;

•	To the extent your derivatives exposure is offset by hedging or collateral maintained to arrive at your net exposure, discuss those amounts separately; and

•
Quantify your off-balance sheet exposure to each of these sovereign entities, including financial guarantees, unfunded loan commitments or other financial instruments subject to draw by these entities, and any other contingent exposures.

Response:

We supplementally advise the Staff that, as of December 31, 2010, we did not have any derivative exposure to sovereign risk and our off-balance sheet exposure to sovereign risk was not material (€6 million as of December 31, 2010).

We acknowledge the Staff’s comment and, in future 20-F filings, we will provide additional disclosure if our derivatives and off-balance sheet exposure to sovereign risk is material.

10.4. Trading Derivatives, page F-82

31.
We note your tabular disclosure on page F-83 of outstanding financial trading derivatives and your maximum credit exposure disclosed on page F-55. Please revise your disclosure in future filings to more clearly discuss the settlement triggers that are typical to the contracts in your credit derivatives portfolio. To the extent that the nature of the triggers varies within your portfolio, discuss that fact accordingly.

Response:

We acknowledge the Staff’s comment and, in future 20-F filings, we will include additional disclosure as follows regarding settlement triggers, updated as appropriate:

“The Group trades a wide range of credit derivatives. Through these contracts, the Group either purchases or sells protection on either a single-name or index basis. The Group uses credit derivatives to mitigate credit risk in its loan portfolio and other cash positions and to hedge risks assumed in other market transactions with clients and counterparties. Credit derivatives can follow different settlement and payment conventions, all of which are in accordance with ISDA standards. The most common types of settlement triggers include bankruptcy of the reference credit entity, acceleration of indebtedness, failure to pay, restructuring, repudiation and dissolution of the entity. Since we typically confirm over 99% of our credit derivative transactions in the Depository Trust & Clearing Corporation (DTCC), substantially all of our credit derivatives portfolio is registered and matched against our counterparties.”

58. Other Information, page F -164
58.2. Other Information, page F-164

32.
You disclose that you are party to certain legal actions in a number of jurisdictions, including, among others, Spain, Mexico and the United States, arising out of your ordinary business operations, and that you consider none of those actions material and none are expected to result in a significant adverse effect on your financial position at either the individual or consolidated level. We believe it is useful to provide quantification as it relates to all financial statements, including the income and cash flow statements. Please revise to state, if true, that none of those actions is expected to result in a material adverse effect on your financial position, results of operations, or liquidity, either individually or in the aggregate.

Response:

We acknowledge the Staff’s comment and have included revised disclosure in our Current Report on Form 6-K furnished to the SEC on October 14, 2011 under the heading “Additional Information” in response to the Staff’s comment. For the Staff’s convenience, we have included such disclosure below. We anticipate including similar disclosure in future 20-F filings to the extent applicable.

“ADDITIONAL INFORMATION

The Group is party to certain legal actions in a number of jurisdictions, including, among others, Spain, Mexico and the United States, arising in the ordinary course of business. BBVA considers that none of such actions is material, individually or in the aggregate, and none of such actions is expected to result in a material adverse effect on the Group's financial position, results of operations or liquidity, either individually or in the aggregate. Management believes that adequate provisions have been made in respect of the actions arising in the ordinary course of business. BBVA has not disclosed to the markets any contingent liability that could arise from such actions as it does not consider them material.”

60. Differences between EU-IFRS required to be applied…, page F-165
C.15. Disclosures about the Credit Quality of Financing Receivables…, page F-205

33.
We note your disclosure on page F-205 referencing ASU 2010-20 and indicating your significant disclosures about credit quality of financing receivables and the allowance for credit losses are included in Notes 7 and 13. In this regard, we believe your disclosures could be enhanced to more clearly describe the nature and credit quality of your loan portfolio. Please revise your disclosure in future filings to address the following:

•
We note your portfolio segments and classes of financing receivables appear to be the same for purposes of providing the disclosures required by ASU 2010-20. Please tell us how you considered ASC paragraphs 310-10-55-16 through 310-10-55-18 and 310-10-55-22 when determining that further disaggregation of your portfolio segments was not necessary. Confirm to us, if true, that the classes presented are at the level management uses to assess and monitor the risk and performance of the portfolio. Please also describe the nature and amount of your loan receivable segments and classes, including whether they are represented by amounts disclosed on page F-55 or F-92, and disclose the distinguishing characteristics between each loan segment and loan class;

Response:

We supplementally advise the Staff that we included the relevant disclosure regarding the credit quality of financing receivables and the allowance for credit losses on pages 58 to 62 in our 2010 Form 20-F. We acknowledge the Staff’s comment and in future 20-F filings we will include such disclosures in the financial statements and reference ASU 2010-20.

We supplementally advise the Staff that our management manages and assesses different desegregations of our loan portfolio for different purposes. For example, the disaggregation of our portfolio on page F-55 is based on the risk segments we are exposed to while the classification on page F- 92 is based on the type of contract. We confirm that the classifications presented on pages 58 to 62 are used by our management to assess and monitor the risk and performance of the portfolio.

•	Identify the types of loans included in “other loans” on page F-92;

Response:

We supplementally advise the Staff that, under the heading “Loans and advance to customers - other loans” on page F-92, we included principally our customers’ commercial and consumer loans. We further advise the Staff that we will include this information in future 20-F filings, as appropriate.

•
Given the difference in risk characteristics, please tell us why you do not consider commercial real estate and credit card loans as a separate class of loans. Discuss how you evaluate the amount of credit loss attributable to these loans and identify the segment these loans are included in, and tell us the balance of loans in each category;

Response:

We acknowledge the Staff’s comment and in future 20-F filings we will make our best efforts to provide such information.

•
Revise to provide the balance of allowance for loan losses disaggregated by impairment methodology, i.e., individual or collective, and by portfolio segment, along with disclosure of the balances of loans in those categories; and

Response:

We acknowledge the Staff’s comment and in future 20-F filings we will make our best efforts to provide more information related to our balance of allowance for loan losses as included on pages 60 to 62 in our 2010 Form 20-F.

•	Disclose whether the type of collateral that underlies your secured loans, excluding mortgages, that you identify as the “rest of secured loans” on page F-52 are secured by autos or other collateral.

Response:

We supplementally advise the Staff that the types of collateral that underlie our secured loans, excluding mortgages, were cash, other financial assets and partial guarantees.

34.
We note your disclosure on page F-58 of the distribution of exposure including derivatives by internal ratings, to financial entities and public institutions. It appears that this disclosure includes all of your financial assets. We believe this information is useful as it addresses the credit quality of your loan portfolio. Please tell us whether you manage and maintain internal credit ratings separately for your loan portfolio by amount rather than percentages, and if so, please revise your disclosure in future filings to disclose the balance of loan receivable classes by internal credit ratings rather than in percentage terms. Additionally, please disclose qualitative information describing your loan rating system, including the differences between internal ratings. Based on your disclosure on page F-74, it appears that you monitor average LTV ratios for secured loans to households. Please tell us whether you monitor weighted average LTV ratios for all secured loan classes, and if so, revise your disclosure in future filings to disclose your secured loan classes by weighted-average LTV on a disaggregated basis (e.g., multiple weighted-average LTV buckets for each loan class). In your revised disclosure, please address the dates as of which you updated the respective property values.

Response:

We supplementally advise the Staff that our disclosure on page F-58 reflected our exposure to wholesale portfolios (reflecting all of our financial assets, including derivatives) to corporates, financial entities and public institutions (excluding sovereign risk).

We acknowledge the Staff’s comments and in future 20-F filings we will include the balance of loan receivable classes by internal credit ratings.

With respect to our loan rating system and internal ratings assignment, we use different tools for rating the various customer segments within our wholesale portfolios (such as SMEs, corporates and public administrations).

In respect of wholesale portfolios where the number of defaults is very low (such as central banks and central governments, corporates and financial institutions), internal information is supplemented by the benchmarks of external rating agencies.

The Group maintains a master ratings scale to make its internal ratings. The probability of default (“PD”) associated with each rating (as shown on page F-58 of our 2010 Form 20-F) allows comparisons between our internal ratings and the ratings of external agencies.

Internal classification processes differ for each customer segment:

•
Central banks and central governments: The assignment of sovereign risk ratings is made by risk units that periodically analyze customers of this nature, rating them in accordance with parameters of the corresponding rating model.

The relevant rating model comprises different tools depending on the type of country where the entity is located: developed, emerging or developing. Ratings are generated for both local and foreign currencies.

We typically consider ratings of external agencies where these exist. However, in the case of foreign currencies in emerging and developing countries, country risk scores and the PDs determined by rating agencies are evaluated to enable the classification of a country using the BBVA master scale.

Subject to the authorization of the Sovereign Risk Committee, in the case of emerging countries where BBVA is present, the rating in local currency assigned by external agencies is adjusted taking into account our emerging countries’ tool.

•
Regional administration and financial institutions: The rating of regional authorities is generally revised on a yearly basis, coinciding with the review of the risk of the relevant institution or with the reporting of its accounts. The responsibility for rating lies with the units approving the exposure.

In the case of financial institutions, the assignment is made by a risk unit that makes a regular assessment of this type of customer and continuously monitors their evolution on the domestic and international markets.

•
Corporates (including exposures to corporate business groups): This assessment is influenced by both qualitative indicators (business positioning, financial flexibility, etc.) and quantitative indicators (size of group by sales, debt levels, etc.). The responsibility for rating lies with the units approving the exposure.

•
SMEs (including exposures to specialized lending and collection rights): Corporate customers are classified by segment. The responsibility for the assessment of SMEs may either lie with the units originating the exposure or those approving it.

•
Developers: The rating of developers is based on the assessment of property projects and associated operations, as well as the risk of developers who are not associated with property projects. This evaluation makes it easier to monitor and rate projects during their execution phase.

We supplementally advise the Staff that we monitor average LTV ratios for secured loans to households mainly in Spain and in certain foreign portfolios. We acknowledge the Staff’s comment and in future 20 -F filings we will make our best efforts to provide information on the average LTV ratios of certain portfolios that we monitor, as well as the dates as of which we last updated the respective property values.

Appendix I. Financial Statements of Banco Bilbao Vizcaya Argentaria, S.A., page I-1

35.
We note your disclosure on page F-42 that indicates Appendix I shows BBVA’s, your parent company’s, individual financial statements as of December 31, 2010, 2009, and 2008. Please revise your disclosure in future filings to state which of the methods described in paragraph 38 of IAS 27 you utilize to account for your investments in subsidiaries, jointly controlled entities and associates within your parent company’s individual financial statements. Refer to paragraph 43 of IAS 27.

Response:

We acknowledge the Staff’s comment and, in compliance with IAS 27.43(c), we will disclose in future 20-F filings the method used to account for our investments in subsidiaries, jointly controlled entities and associates substantially as follows, updated as appropriate, in light of the Staff’s comment:

“The Group’s activity in Spain is conducted principally through BBVA, which is the parent company of the BBVA Group. Appendix I shows BBVA’s individual financial statements as of December 31, 2010, 2009 and 2008. BBVA uses the cost method to account for its investments in subsidiaries, jointly controlled entities and associates to prepare its separate stand-alone financial statements.”

36.	Please revise your individual parent company financial statements in future filings to separately state the following in accordance with Rule 9-06 of Regulation S-X:

•	Your investment in and indebtedness of and to bank subsidiaries and nonbank subsidiaries, and

•	Cash dividends received from bank and nonbank subsidiaries.

Response:

We supplementally advise the Staff that we are not required by Regulation S-X to file condensed financial information of BBVA since, as of the end of the most recent fiscal year, less than 25 percent of the consolidated net assets of BBVA are located at subsidiaries that are restricted from transferring the assets to the registrant.

We supplementally advise the Staff that BBVA provides its stand-alone condensed financial statements as Appendix I to the Consolidated Financial Statements due to a Bank of Spain mandatory requirement, rather than any obligation to so under Regulation S-X.

Appendix IV. Additional information on investments and jointly controlled…, page IV-1

37.
We note that the financial information you disclose for most of your equity method investments, including China CITIC Bank Limited, CNCB, is as of December 31, 2009 or earlier instead of December 31, 2010. Please tell us why this information is not more current. Also, tell us whether your investments in these entities are recorded in your consolidated financial statements as of a date prior to your most recent fiscal year end, and if so, disclose how you consider outdated information in your valuation of these investments at each reporting period and whether you receive interim updates.

Response:

We supplementally advise the Staff that the dates included in the appendix refer to the date of the most recent audited financial statements of our associates.

In accordance with IAS 28.24, our investments in these entities are recorded in our consolidated financial statements through the equity method considering the most recent available financial statements of such associates, regardless of whether such financial statements are audited. The maximum time difference between the end of the reporting period of any such associates and our fiscal year end is three months. In addition, all significant transactions or events that may have occurred between the end of the reporting period of any such associates and our fiscal year end are considered and reflected as appropriate in our consolidated financial statements.

Forms 6-K filed February 10, 2011

38.
We refer to the exhibit indices of your Forms 6-K, both filed on February 10, 2011, which list a “report required by Article 116bis of the Spanish Securities Market Act” and an exhibit described as “AGM Proposals.” However, it appears that you have not filed these exhibits with the Forms. Please advise. Additionally, we note that the exhibit you have filed with your Form 6-K on February 2, 2011 appears to be incomplete. Please explain.

Response:

We supplementally advise the Staff that the exhibits referred to by the Staff were inadvertently omitted from the relevant Form 6 -Ks. We acknowledge the Staff’s comment and undertake to furnish on Form 6-K promptly in the future all information required to be furnished pursuant thereto.

Form 6-K filed March 11, 2011

39.
We note that at your Annual General Meeting of Shareholders held on March 11, 2011, shareholders approved your financial statements and management report corresponding to the year ended December 31, 2010. Noting that General Instruction B to Form 6-K requires an issuer to furnish on Form 6-K information distributed or required to be distributed to security holders, please tell us why you did not furnish on Form 6-K the financial statements and management report.

Response:

We acknowledge the Staff’s comment and undertake to furnish on Form 6-K promptly in the future all information required to be furnished pursuant thereto.